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                          September 11, 2020

       Amitay Weiss
       Chief Executive Officer
       Therapix Biosciences Ltd.
       16 Abba Hillel Silver Rd.
       Ramat Gan 52506, Israel

                                                        Re: Therapix
Biosciences Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed September 8,
2020
                                                            File No. 333-248670

       Dear Mr. Weiss:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Oded Har-Even, Esq.